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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



09057094

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HWJ Capital Partners II, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

One Park Place, Suite 620
_____
(No. and Street)

PROCESSED

MAR 1 1 2009

THOMSON REUTERS

Boca Raton   Florida   33487-8238
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Lewitt   (561) 226-6199
_____
                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
_____
(Name – if individual state last, first, middle name)

2401 NW Boca Raton Boulevard	Boca Raton	Florida	**SEC Mail Processing**	33431
(Address)	(City)	(State)	**Section**	(Zip Code)

CHECK ONE:
  _X_ Certified Public Accountant
  __ Public Accountant
  __ Accountant not resident in United States or any of its possessions

FEB 1 8 2009

Washington, DC
111

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

TABLE OF CONTENTS

OATH OR AFFIRMATION

I ___Joseph W. Harch_____, swear (or affirm) that, to my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HWJ Capital Partners, LLC**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

SARA CLOUTIER LOWE
Notary Public - State of Florida
My Comm. Expires Feb 17, 2013
Commission # DD 837008
Bonded Through National Notary Assn.

_____
Signature

President
_____
Title

2-17-09
Notary Public _Sara Cloutier Lowe_

This report ** contains (check all applicable boxes):

X	(a)	Facing Page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Changes in Financial Condition.
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
HWJ Capital Partners II, LLC

We have audited the accompanying balance sheet of HWJ Capital Partners II, LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HWJ Capital Partners II, LLC as of December 31, 2008, and the results of its operations, changes in members' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 3, 2009

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
4455 Military Trail, Suite 201 ◆ Jupiter, Florida 33458-4843 ◆ t: 561.622.8920 ◆ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ◆ Sunrise, Florida 33325-6254 ◆ t: 954.974.3544 ◆ f: 954.974.3680

PCAOB Registered   www.daszkalbolton.com   AGN Affiliated Offices Worldwide

HWJ Capital Partners II, LLC
Balance Sheet
December 31, 2008

<u>ASSETS</u>

Assets:

Investments in marketable securities - long positions	$	827,986
Total assets	$	827,986

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Liabilities:

Cash overdraft	$	18,816
Investments in marketable securities - short positions		127,580
Loan payable to related party		63,709
Total liabilities		210,105
Member's equity		617,881
Total liabilities and member's equity	$	827,986

HWJ CAPITAL PARTNERS II, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues (losses):		
Proprietary trade losses	$	(1,103,778)
Unrealized losses on marketable securities		(177,255)
Interest and dividend income		21,261
Dividend expense on short positions		(4,821)
Total revenues (losses)		(1,264,593)
Expenses:		
Margin interest		4,552
Professional fees		39,190
Regulatory fees		3,393
Total expenses		47,135
Net loss	$	(1,311,728)

See accompanying notes to financial statements.

- 4 -

	Members' Equity
Balance, December 31, 2007	$ 120,000
Net loss	(1,311,728)
Members' contributions	1,893,534
Members' distributions	(83,925)
Balance, December 31, 2008	$ 617,881

See accompanying notes to financial statements.

HWJ CAPITAL PARTNERS II, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net loss	$	(1,311,728)
Adjustments to reconcile change in net loss to net cash used in operating activities:		
Unrealized losses on marketable securities		177,255
Changes in:		
Cash overdraft		18,816
Investments in marketable securities - long positions		(971,291)
Investments in marketable securities - short positions		93,630
Net cash used in operating activities		(1,993,318)
Cash flows from financing activities:		
Proceeds from related party loans		3,304,269
Repayments on related party loans		(3,240,560)
Member contributions		1,893,534
Member distributions		(83,925)
Net cash used in financing activities		1,873,318
Net decrease in cash		(120,000)
Cash, beginning of year	$	120,000
Cash, end of year	$	-
Supplemental disclosure of cash activity:		
Cash paid for margin interest	$	4,552

See accompanying notes to financial statements.

HWJ CAPITAL PARTNERS II, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS

HWJ Capital Partners II, LLC (the "Company") (a Delaware Limited Liability Company) is a broker-dealer located in Boca Raton, Florida, with offices in California and New York. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Securities Transactions
The Company is engaged solely in the proprietary trading of equities and bonds through a registered prime brokerage firm. Proprietary securities transactions are recorded on the trade date as if they had settled.

The Company does not render investment advice, nor does it hold itself out as a broker-dealer to the public through advertising or otherwise. The Company does not have customers, does not carry a dealer inventory of securities, and does not hold the securities of others or extend or arrange for the extension of credit in connection with the sale of securities.

Investment Valuation
Investments in long and short positions in marketable securities are recorded at their market value, in accordance with SFAS 157, "Fair Value Measurements."

Income Taxes
The Company is not a taxpaying entity for federal income tax purposes therefore, no federal income tax expense has been recorded in the financial statements. Taxable results are passed through to members of the Company.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $378,753 which was $278,753 in excess of the amount required to be maintained at December 31, 2008.

NOTE 4 – RELATED PARTIES

Two of the members of the Company own 100% of Hegemony Capital Management, Inc. ("HCM") (a Florida Corporation). HCM is a registered investment advisor under the Investment Advisors Act of 1940. On January 1, 2007, the Company and HCM entered into a service agreement whereby HCM provides the use of employees, office space, secretarial and services at no charge to the Company. Operating results of the Company might be significantly different if the companies were autonomous.

NOTE 5 – COMMITMENTS

The Company maintains several agreements with Credit Suisse Securities, Inc., including a Prime Brokerage Margin Account Agreement, a Letter Agreement, an Options Agreement and a Margin Lending, Securities Lending, Custody Account and Sweep Account Agreement. The agreements may be terminated in writing at any time.

NOTE 6 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company's marketable securities are in an account at a brokerage firm. The securities are insured by Securities Investor Protection Corporation ("SIPC") to a maximum of $500,000.

SUPPLEMENTARY INFORMATION

HWJ Capital Partners II, LLC
Schedule I – Computation of Net Capital under Rule 15c3-1
December 31, 2008

Net capital:

Total member's equity	$	617,881
Haircuts on securities		(239,128)
Total net capital	$	378,753

Minimum net capital required - 6 2/3% of aggregate
indebtness included in the balance sheet or
$100,000 whichever is greater — $ 100,000

Excess net capital — $ 278,753

Aggregate indebtness — $ 210,105

Ratio: aggregate indebtness to net capital — 55.5%

HWJ CAPITAL PARTNERS II, LLC
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT PURSUANT TO
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

HWJ Capital Partners II, LLC is not required to present the scheduled "Computation for Determination of Reserve Requirements Under Rule 15c-3" and "Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Rule.

INTERNAL CONTROL



DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

Board of Directors
HWJ Capital Partners II, LLC

In planning and performing our audit of the financial statements and supplemental schedules of HWJ Capital Partners II, LLC, (the "Company"), for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications and comparisons.

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
4455 Military Trail, Suite 201 ◆ Jupiter, Florida 33458-4843 ◆ t: 561.622.8920 ◆ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ◆ Sunrise, Florida 33325-6254 ◆ t: 954.974.3544 ◆ f: 954.974.3680

PCAOB Registered   www.daszkalbolton.com    Affiliated Offices Worldwide

Board of Directors
HWJ Capital Partners II, LLC

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when a control necessary to meet the control objective is missing, or when an existing control is not properly designed so that even if the control operates as designed, the control objective is not always met. A deficiency in operation exists when a properly designed control does not operate as designed or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Caughlal Bolton LLP

Boca Raton, Florida
February 3, 2009

END